UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, August 19, 2021 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B, the “Company”), announced in accordance with Articles 9 and 10 of Chilean Market Securities Law and in the form of essential fact (hecho esencial) that today the Board of Directors unanimously approved the following:

To pay an interim dividend equal to US$0.31439 per share, to be charged against 2021 retained earnings. This amount shall be paid in the equivalent in Chilean pesos according to the value of the "Observed Dollar” or "US Dollar” that appears published in the Official Gazette on September 1, 2021.

This shall be paid to the corresponding shareholders, in person or through their duly authorized representatives, starting at 9:00am on September 9, 2021 to shareholders who are registered on the shareholders’ registry of the Company five business days prior to the payment date.

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by:

•	Ensuring access to the best assets related to our current business lines by expanding our global presence;
•	Actively searching for attractive minerals allowing us diversification opportunities to replicate and expand our existing mining capacities;
•	Strengthening our operational, logistical and commercial excellence process from beginning to end, while looking to be a cost leader; and
•	Maintaining a conservative financial policy which allows us to successfully endure economic cycles that could impact the markets in which we sell.

We are a company built and managed by a culture based on excellence, safety, sustainability and integrity. We work every day to expand this culture through the attraction, retention and development of talent as well encouraging an inclusive and diverse work environment ensuring the unique knowledge and innovation needed to sustain our business. We strive for safe and accident-free operations by promoting conduct that favors the physical safety and psychological well-being of everyone who works directly and indirectly with the Company.

We position ourselves as leaders in sustainability and commit to a sustainable future where we constantly work to responsibly manage natural resources, protect human rights, care for the environment, form close and trusting relationships with our neighboring communities and create value. Within these communities, we support projects and activities with a focus on education, business development, and protection of the environment and historical heritage. We create value for our clients through established commercial models and the production and development of differentiated products that respond to their industry and market specific needs, constantly creating and providing a sustainable improvement in the quality of life. We will continue to create value for all of our stakeholders through responsible management of natural resources, sustainable expansion projects and improvement of our existing operations, with a focus on minimizing our environmental impacts by reducing our carbon, energy and water footprints and working together with our shareholders, employees, customers, suppliers and communities.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC. (Registrant)

Date: August 19, 2021	/s/ Gerardo Illanes
By: Gerardo Illanes CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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